UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. August 17, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that in addition to the press release published on Monday, August 13, 2018 and as requested by Official Letter No. 21186 of the Chilean Commission for the Financial Market (CMF) dated August 14, 2018, SQM has provided the following information on the sale of its participation in Minera Exar (Exar), company which owns Caucharí-Olaroz lithium project in the Jujuy province of Argentina (the “Project”):

1.       On August 13, 2018, SQM Potasio S.A. (SQM Potasio) subscribed with Exar, GFL International Co. Ltd. (Ganfeng), and Lithium Americas Corp. (LAC), a contract called Transaction Agreement (the "Agreement"), pursuant to which (a) SQM Potasio shall sell to Ganfeng its entire shareholding and irrevocable contributions in Exar; (b) Exar shall pay SQM Potasio, in advance, all outstanding loans it received from this company; and (c) Exar shall pay SQM for the services rendered to Exar during the Project's development stage. Under the Agreement, SQM and SQM Potasio shall receive a total amount of US$87.5 million.

2.       The Agreement is subject to the fact that by the expected date of October 31, 2018, and in any case, no later than December 31, 2018 (the "Closure"), certain conditions are met, which are determined by the parties as necessary for the operations indicated in above letters (a) to (c) to materialize. The aforementioned conditions include that, at Closure: (i) the declarations and guarantees granted by the parties at the signing of the Agreement are certain and true; (ii) Exar may continue to develop its business under its normal course; (iii) the Project continues to be developed under the approved budget; (iv) the applicable laws and conditions established in the Project permits are complied with; (v) SQM supports the Project in the period of transition until the Closure, in order to allow the conclusion of activities that are under its responsibility and will be available to clarify Project information to LAC; (vi) there are no laws, regulations, judicial processes, orders of authority, or any other that prevents, prohibits, or restricts the Closure; and (vii) the necessary approvals for the Closure are obtained, even when the parties declared not to have them.

3.       SQM has promised, under the Agreement, to allow part of its personnel to be hired temporarily by Exar until December 31, 2018, to carry out field supervision work of the development activities and construction of the Project. In turn, after the Closure, SQM has promised that (i) during the first six months, part of its team of professionals in the areas of hydrogeology and engineering, who know the Project (the "Experts"), be available to hold technical discussions related to the Project on a monthly basis; and (ii) that upon completion of the previous period and up to a period of three years after the Closure, the Experts are available to hold technical discussions related to the Project on a bi-monthly basis.

4.       For its part, SQM also informed that SQM Potasio and a subsidiary of Ganfeng will subscribe a contract called Deferred Payment Agreement (the "DPA"), under which a deferred payment of US$50 million will be made to SQM Potasio, subject to compliance with certain sales goals. Pursuant to the Agreement, the DPA will be signed by the parties at Closure, and the payment to which SQM Potassium shall be entitled, will be due to the extent that Exar reaches cumulative sales of (i) 25,000 tons (measured in lithium carbonate equivalent) of the Project’s lithium products, (ii) at a price of at least US$10,000 per ton.

5.        In accordance with the foregoing, SQM estimates, as a financial effect at Closure (i) a cash inflow of US$87.5 million; and (ii) a post-tax income of approximately US$5.5 million. The payment to which SQM Potasio is entitled under the DPA, will only be accounted for and recognized in the financial statements of SQM, once said payment has been actually received.

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 17, 2018	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.